

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Lim Chwee Poh
Chief Executive Officer
JBDI Holdings Limited
34 Gul Crescent
Singapore 629538

> **Re: JBDI Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 2, 2024**
> **File No. 333-276945**

Dear Lim Chwee Poh:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed May 2, 2024

Exhibits

1. Please file the final legal opinion. Currently, Exhibit 5.1 is undated and contains a number of blanks/brackets.

2. We note you filed the Purchase and Sale Agreement as Exhibit 10.6 in response to prior comment one. We reissue the comment in part. Please file the acquisition agreement as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(2)(i) of Regulation S-K.

       Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Manufacturing

cc: Henry F. Schlueter, Esq.